December 7, 2010

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E., Mail Stop 3030
Washington, D.C. 20549

Attn:           Gary Newberry

Re:	Viking Systems, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed February 22, 2010
File No. 0-49636

Dear Mr. Newberry:

In response to comments received from the staff of the Securities and Exchange Commission (the “Staff”) on the Form 10-K for the fiscal year ended December 31, 2009, the undersigned, being the Chief Financial Officer of Viking Systems, Inc., hereby certifies the following:

•	Viking Systems, Inc. is responsible for both the adequacy and accuracy of the disclosure in the following filings (collectively, the “Filings”):
o	The Form 10-K for the year ended December 31, 2009, as amended;
o	The Form 10-Q for the quarter ended March 31, 2010, as amended;
o	The Form 10-Q for the quarter ended June 30, 2010, as amended; and
o	The Form 10-Q for the quarter ended September 30, 2010, as amended.

•	Viking Systems, Inc. acknowledges that the Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filings; and

•	Viking Systems, Inc. acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Robert Mathews
Robert Mathews
Chief Financial Officer

134 Flanders Road, Westboro, MA 01581  Tel: (508) 366-3668  Fax: (508) 366-8858